Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: The South Financial Group, Inc.
Commission File No.: 0-15083
     This filing, which includes communications made available to employees of The Toronto-Dominion Bank on May 25, 2010, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th Floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, Attn: Brian Wildrick, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF THE
TORONTO-DOMINION BANK ON MAY 25, 2010
1. VIDEO CLIP: Get Briefed: Bharat Masrani Forbes
Host Steve Forbes interviews Bharat Masrani, President and CEO, TD Bank, America’s Most Convenient Bank. See link to video
2. How TD Bank Is Beating The Big Boys Forbes
Interview with Bharat Masrani, President and CEO, TD Bank, America’s Most Convenient Bank. See full story
3. Everything in Moderation The Globe and Mail
Growing shareholder pressure coupled with two years of weak economic growth have helped put a lid on executive pay in Canada, curbing compensation growth for CEOs after a long decade of rapid gains. Ed Clark mentioned. See full story
4. ‘Relatively solid’ bank results forecast The Globe and Mail
Canada’s banking industry is set to begin posting another profitable quarter this week, but a lack of clarity on the global economic recovery and uncertainty about new financial regulations will continue to weigh on the sector for the rest of the year, analysts say. TD mentioned. See full story
5. FDIC Moving Away from 80% Loan Guarantees US Banker
For failed-bank bidders, the end of the sweetheart deal may be at hand. During the financial crisis, the Federal Deposit Insurance Corp. has routinely guaranteed 80% of the potential losses on assets at scores of failed banks, a bargain for those trying to enter or expand their reach in the banking market. TD Bank mentioned. See full story
6. Riverside National Bank founder Vernon Smith: ‘I’m sorry’ TCPalm (FL)
Vernon D. Smith says he’s sorry Riverside National Bank, the financial institution he founded in 1982, failed in mid-April. But he contended bank officials did nothing that was not “totally above board.” TD Bank mentioned. See full story
7. Southwest may give Upstate an edge in competition for corporate headquarters The Greenville News (SC)
The Upstate’s hopes for bringing more corporate headquarters here got a big boost when Southwest Airlines decided to add the region to its list of destinations. See full story
8. Will Carolina First owner aid communities? The Greenville News (SC)
Joel A. Smith, retired dean of the University of South Carolina’s Moore School of Business, knows how the acquisition of a local bank and the loss of a bank headquarters can affect a community. TD Bank mentioned. See full story
9. ROYAL BANK OF CANADA’S U.S. PUSH PAYS OFF The Globe and Mail
Royal Bank of Canada’s sprawling trading floor in New York drives home just how big the bank has become south of the border, and that is exactly the point. See full story
10. For some on Wall St., a small sigh of relief The Globe and Mail
With a major overhaul of the U.S. financial system just weeks from becoming law, one Democratic leader recently declared that the “joyride on Wall Street” was about to come to “a screeching halt.” See full story
11. A risk to bank debt ratings — U.S. finance overhaul could cause downgrades by weakening implied government safety net The Wall Street Journal

A risk to bank debt ratings — U.S. finance overhaul could cause downgrades by weakening implied government safety net — By Mark Gongloff The financial-overhaul bill passed last week brings big banks closer to what could be major credit-ratings downgrades that would sock them with billions of dollars in additional financing costs. See full story
12. Senators Pick Financial Conferees The Wall Street Journal
Congressional leaders began putting together the team of U.S. lawmakers Monday that will finalize sweeping changes to U.S. financial markets, and the expected lineup suggests banks could face an uphill battle eliminating the more onerous curbs on their business. See full story
13. EU to Propose Tax on Banks for Crisis Fund The Wall Street Journal
The European Commission on Wednesday will propose requiring European Union governments to create bank crisis funds supported by up-front taxes on financial institutions, EU officials said Tuesday. See full story
14. Half of Canadians don’t think they can afford a summer vacation this year National Post
It’s called summer vacation, but for many Canadians it may be a summer “staycation” again this year. On the heels of a major recession, half of about 900 Canadians who participated in a recent survey said they do not feel they can afford a vacation this summer. Dan Demers (AVP, Retail Products, TD Canada Trust) quoted. See full story
15. You’ve invested in a TFSA, now what? Canwest News Service
You’ve listened to all the experts and opened up a tax-free savings account. Good for you. But that’s not where it ends. Patricia Lovett-Reid (SVP, TD Waterhouse) quoted. See full story
16. Eco-investing adds values to bottom line; Yes, ethical investors can make money — and even help make big polluters change their ways The Times Colonist (Victoria)
It’s possible to eat a 100-mile diet, shop local, buy organic and get a carbon footprint smaller than the parking space of a hybrid car. But is it possible to make money in investments without harming the planet or violating your ethics? Thomas George (VP, TD Asset Management) quoted. See full story
17. New rules cuff some mortgagees to banks National Post
A headlock would be the wrestling term to describe the hold Canadian banks will have on some consumers because of new, more strict mortgage rules. See full story
18. TD Insurance help fight cancer Telegraph-Journal (Saint John, NB)
The staff of TD Insurance recently carried out a series of fundraising events in support of the Canadian Cancer Society. Sarah Barrie, Peggy Vaughan, Ashlee Pearson and Tracy Doucette (TD Insurance) mentioned. See full story
19. TD Bank invests $250,000 in improvements to its plaza on State Street The Republican (Springfield, MA)
TD Bank has announced an investment of $250,000 for improvements at the bank’s plaza on State Street, coinciding with a nearly completed, publicly funded $17 million State Street corridor improvement project. See full story
20. A lonely dilemma for a central banker The Globe and Mail
Mark Carney has a problem other Group of Seven central bankers would love to have. Canada’s economy is picking up steam as shoppers turn out in force and inflation runs hotter than expected. The latest data on consumer prices and retail sales, released Friday by Statistics Canada, reinforce the view that slack is being chewed up more quickly than anticipated. See full story
21. How to get out of debt? Put your credit card on ice The Globe and Mail
It was as if the credit-card company had read my mind. This was amazing. But this was also potentially a big, big problem. I mean, I’m trying to get out of debt, not further into it. See full story

Looking for TD’s view on articles about the bank or the financial industry? Visit TD News & Views for background on some stories of the moment that may come up in your discussions with customers, colleagues and friends.
Vous cherchez des opinions et des articles de la TD au sujet du secteur bancaire ou financier? Visitez Nouvelles et Opinions de la TD pour y trouver de l’information sur certains sujets d’actualité qui peuvent être évoqués dans vos discussions avec des clients, des collègues et des amis.
Full Stories
1. VIDEO CLIP: Get Briefed: Bharat Masrani
Forbes
05/25/2010
To play clip in a separate window, click here.
Program: Intelligent Investing with Steve Forbes
Website: Forbes.com
Date: 05/24/2010
TD Bank CEO tells Steve Forbes how his bank avoided much of the financial crisis.
About Bharat Masrani
Bharat Masrani is the chief executive officer and president of TD Bank. He is also a member of the TD Bank board of directors.
Masrani started his banking career at TD Bank Financial Group in 1987 as a commercial lending trainee. Before becoming CEO of TD Bank in 2007, Masrani was chief risk officer at TD Bank Financial Group. He was also senior vice president and CEO of TD Waterhouse Investor Services in Europe.
Besides being on TD’s board, Masrani is on the board of directors at Maine Medical Center. He also serves on the Schulich International Advisory Council.
He and his wife, Shabnam, alternate their time between Philadelphia and Portland, Maine. They have two children.
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2. How TD Bank Is Beating The Big Boys
Forbes
05/25/2010
ALEXANDRA ZENDRIAN
Forbes: What areas are you looking to expand at TD Bank?
Bharat Masrani: We’re a retail bank; among the 15 largest banks in the U.S. We’ve had a fantastic run through this crisis growing our networks. Among all the retail banks, I’m not aware of anyone who is growing organically. We opened 33 new stores last year; we plan to open a similar amount this year. We have a very good presence in the Northeast U.S. We are growing markets in D.C. and Florida to accelerate 23 recently acquired FDIC-operating banks in Florida. We’ve added 67 new locations to our existing 34. We intend to grow that market.
The way I see it is the national crisis and the consequent recession has in fact opened up opportunities for my bank because we avoided a lot of the pitfalls that the others faced.
How were you able to avoid those pitfalls?
Just to digress for a minute, TD Bank Financial Group, which is headquartered in Toronto, TD Bank, America’s most convenient bank, is the part of the group that I head up. We are 154-year-old company, full service and operating in many parts of the world. The group wanted to be one of the top 10 banks in structured products a few years ago. And we made a conscious decision at that time to exit that business at the top of the market. Our view was that it was a business where the risk—reward was not obvious, so there was a lack of transparency, a lack of market. So we were able to exit the type of businesses that turned out to be a major problem for some of the banks. And that allowed us to essentially avoid any meaningful impact from the financial crisis.
The impact that we had was the recession that followed. Being a large presence in commercial banking in the U.S., we have customers, we have borrowers, and when our customers suffer, we suffer. We didn’t experience elevated levels of credit losses, but fortunately for us, the banks that we acquired here had very conservative risk management practices. We didn’t do loans that were originated by others. So that helped us to reduce our losses, helped us to be a positive outlier in this market and that’s facilitated some of the transactions that I talked about.
How do you feel about the situation with Goldman Sachs and CDOs?
I’d rather not talk about this specific situation. These were highly complex products. They behaved in a manner that is sometimes not predictable. And I want to let the experts and the pundits figure out exactly what happened and who did what to whom.
But suffice it to say, I think a lot of these things—and hindsight is always 20/20—are forcing greater transparency and a higher understanding of financial products, which I think is good for the country.
Getting back to your expansion in Florida, how do you determine which markets to get into?
Obviously there are certain basic things that any institution would go through. We look at macro factors such as demographics, the growth trajectory of the particular market, how competitive of a situation it is from a banking perspective, etc.
But for us, our unique vision is centered around service and convenience. So we provide not just great but legendary service. That’s our belief. That’s what 23,000 of our great employees do day in and day out in the U.S. And we have unparalleled convenience. We have seven-day banking. We define convenience at a level that is perhaps different than at other institutions. We make it convenient for you not just by way of hours, it’s convenient for you if it’s raining, it’s convenient for you if you have a pet, it’s convenient for you if you have children. So for us, that’s the unique experience we provide our customers.
So there are certain markets, especially when they are urban types of markets, that are attractive. And by way of example, in New York, TD Bank didn’t exist in 2001 and today, TD Bank would be a good-sized bank in Manhattan, in all of New York City and that is because of our model of service and convenience. So we try to replicate that in markets that are open to that level of offering.
There has been a lot of banter about the banks not lending. What do you think about that and what can be done to facilitate more lending?
Not to toot our own horn, but we have been lending. We have been growing our lending book. Our commercial book is up year-over-year. Our residential lending book is up quite smartly year-over-year. I would say that the overall lending market is contracting, but in our case we’ve been able to increase our lending and taking shares.
Now you might be asking why the overall lending market is contracting. I think the effects of the recession are showing that the very good borrowers are not willing to borrow in difficult times because they do want to be disciplined. So when you have a recession of the magnitude that we’ve had, lending will slow. And that’s what you’ve seen in the market. But my view is that that will turn as the economy strengthens; the demand for loans will turn as well. And we’re well positioned to make sure that we take full advantage of that.
What kind of regulations would you like to see?
Like I said, hindsight is 20/20, and I think the important thing here is that you shouldn’t just look in the rearview mirror that these are the things that we change. Chances are pretty high that the next crisis or downturn will be caused by something that has nothing to do with CDOs and the like. And so I think it is important that at some point we get more toward principles-based regulation to doing business rather than purely a rules-based approach like they have in some parts of the world. It is very hard to prescribe a rule to every eventuality. That’s a tough thing to do. But in my bank, transparency is a core value and one of the main reasons we exited that business was because of the lack of transparency.
What are your thoughts on potential limits to executive compensation?
It is a fashionable topic isn’t it? It gets people excited when they think, “How can you make millions of dollars when some people are not?” I think instead of trying to find a cure for the symptom, I think that we need to get to the root cause. What is going on here?
You asked me about regulation, I think that it makes sense in response to this crisis that capital rules be reviewed with the view toward ensuring that there’s enough capital on the books against each line of business in a financial institution. If you were to get that right, you need to be able to find that the return requirements on the capital is going to make sure that someone is risking their businesses will not be conducted. If those businesses are not conducted, then maybe executive compensation will not be a major issue. So there are various ways to fix this. I don’t think that this formula is the way to go because, as usual, it will try to address yesterday’s issues and would likely miss what those problems might be.
Having worked previously in the U.K., do you think that there are any regulations that are happening in the UK or in Europe that we should be working on? Is there any way that we could learn from each other from a regulatory standpoint?
The problem is that the U.K. avoided these problems, right? And, they do have a principles-based regulatory regime. The learning here is basic. It’s transparency, having adequate capital, ensuring that leverage is controlled in institutions and various ways to get there, ensuring that there is proper government, ensuring that the expertise that presides in this institution is adequate for the type of businesses they do, ensuring that regulation keeps up with market conditions. I think all of those things are going to be necessary to make sure that we don’t save crisis over the type we just did. Now, is the U.K. doing something different? Yes. Each country is handling it differently. But, for the most part, all of them want the same result, and the difference has more to do with their own structural demands and sometimes politics within their countries.
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3. Everything in Moderation
The Globe and Mail
05/25/2010
JANET McFARLAND

Pg. B1
Growing shareholder pressure coupled with two years of weak economic growth have helped put a lid on executive pay in Canada, curbing compensation growth for CEOs after a long decade of rapid gains.
A Globe and Mail review of pay for CEOs at Canada’s 100 largest public companies in 2009 shows top executives across Canada received, on average, almost no pay increase last year.
The cash portion of pay packages — salary and cash bonuses — did show substantial growth, with a combined median increase of 7.6 per cent. (Medians reflect the experience of the middle-of-the-pack CEO, while averages can be skewed by CEOs with particularly large or small compensation amounts.) By comparison, executives received less in the way of longer-term compensation such as options and shares. Total compensation, including awards of options, shares and other compensation components, was up just 0.8 per cent for the median CEO. “It was a very flat year, a very modest year in terms of pay,” says Fiona Macdonald, who advises large companies on CEO pay as head of the executive compensation practice at Towers Watson in Canada.
She said many companies set aside their normal formulas for granting shares and share units and lowered their grants to ensure they would not be criticized for overpaying during a severe downturn.
“If things had gone down a little bit, I think you would have seen companies stick with the methodology they use,” she said. “But I think overall judgment and that innate Canadian caution took over and they just dialled it back.”
At Arc Energy Trust, for instance, every pay category for CEO John Dielwart in 2009 was virtually identical to a year earlier — same salary, bonus, share unit grant and other perquisite amounts. Compensation totalled $2.3-million in both years. Company chairman Mac Van Wielingen said the board faced the same dilemma confronting many other firms last year. While Arc Energy posted its best year ever based on its operational goals, it also saw cash flow and profits fall sharply as the economic downturn dragged oil and natural gas prices lower.
“It was challenging for us in that kind of a business environment to decide how people should be compensated,” he said. “We had to wrestle with all of that. And what you’re seeing is where we ended up.”
The trend to moderate pay increases is likely to wane at many firms in 2010, but compensation experts said a weak economy coupled with greater pressure from shareholders and other groups caused many companies to take a cautious approach in 2009.
“There is, thankfully, more sensitivity about executive compensation in the context of the community and even from a broader societal perspective,” Mr. Van Wielingen said. “I hope that we’re seeing some conscience coming into this, and some more reasonableness, and that boards of directors are starting to really appreciate the sensitivity of the issue.”
Stephen Griggs, who represents many of Canada’s largest institutional investors as executive director of the Canadian Coalition for Good Governance, said his group and other investors have been partly responsible for reining in executive compensation increases over the past two years. Over the past year alone, CCGG met with the boards of 30 major firms to review their compensation practices and emphasize that pay must be aligned closely with performance.
The CCGG and other shareholder groups have called on companies to hold annual shareholder votes on their compensation policies, a practice known as “say on pay.” So far, at least 35 Canadian companies have agreed to give shareholders a non-binding vote on compensation.
“There has to be an impact on boards knowing their very significant shareholders are paying attention to the structure of their compensation awards,” Mr. Griggs said.

There is no doubt that shareholder concerns are on the minds of directors at Sun Life Financial Inc., chairman Ronald Osborne said. The insurer paid no bonus to CEO Donald Stewart in either 2008 or 2009, and awarded him no share units last year. His total pay in 2008 fell to $3.8-million, down 42 per cent from 2008.
“It’s difficult to pay no annual incentive, frankly,” Mr. Osborne said. “Notwithstanding what the formula might give you, it’s not an easy thing to do. The truth is management have to work a lot harder and more intelligently when things are bad than when things are good ... But the bottom line is that our results did not reflect an adequate return for our shareholders.”
At fertilizer company Agrium Inc., CEO Michael Wilson saw his total pay fall 25 per cent to $6.5-million last year after profit tumbled as global potash prices fell. The biggest factor was a 57-per-cent decline in Mr. Wilson’s annual cash bonus.
Chairman Frank Proto said the board pondered whether to boost the bonus because broad economic conditions were so weak, but concluded it was not appropriate. He said executives have benefited in the past when potash prices soared, and did not need to also benefit when they slumped.
“It shouldn’t work both ways,” he argues. “I think there will be some circumstances where discretion has to be exercised and is needed. But last year when we looked at the circumstances, we thought that we didn’t really need discretion.”
Most companies award their shares and option grants early in the year, and early 2009 was a time of huge uncertainty and extremely low share prices, said Christopher Chen, a compensation consultant at Hay Group in Toronto. That means equity grants disclosed for 2009 often reflect boards’ belief that markets might bounce back quickly.
Directors were reluctant to award big grants of shares or options only to see them soar far beyond the intended compensation value — a fear that was vindicated after markets roared back in 2009. “People were very, very concerned about bounce-back, about windfall gains,” Mr. Chen says.
Cameco Corp. CEO Gerald Grandey, for example, saw his total pay fall 8 per cent in 2009 to $4.2-million because of a 14-per-cent reduction in the value of his grants of share units and options. The uranium producer’s board did a comprehensive review of its pay practices in 2009, and decided to target executive pay at the average level for its peer group. “We looked at every component of our compensation and said, ‘Are we actually doing the right things or should we change?’” said chairman Victor Zaleschuk.
Most companies will pay significantly more in 2010. Some companies have already disclosed their compensation plans for the year — at least in terms of base salaries and grants of shares or options — and the numbers are rising.
Sun Life, for example, reported that Mr. Stewart’s base salary is unchanged this year, but his option and share unit grants this year were $5.5-million compared with $2.75-million in 2009 when he got only options and no share unit awards. Cameco also offered investors an early glimpse at 2010 pay levels and reported that options and share unit grants for Mr. Grandey were set at $3.5-million in 2010 compared with $2-million in 2009. Mr. Zaleschuk said the increased grant is based on the company’s stronger performance in 2009.
“The awards in 2009, which were for 2008 [performance] were reduced, and now they’re coming back up,” he said. “Our compensation bounces around a lot more than other companies because I think we take it seriously to tie it to performance.”
Mr. Griggs at CCGG said pay levels will understandably rise with the recovery, but said his coalition doesn’t think companies will simply load up compensation for executives to make up for their reduced pay in other years. “There would have to be a very good reason to dramatically increase compensation, and a good reason is not simply because the boys didn’t make much money last year,” he said. “That’s not acceptable. That’s the whole point of pay for performance.”
***
BIGGEST INCREASES
Some executives saw their total compensation rise dramatically in fiscal 2009:

Name	Change	2009	2008
1. Gerald Schwartz, Onex Corp.	+288%	$16.7-million	$4.3-million
2. Richard Clark, Red Back Mining Inc.	+256%	$6.3-million	$1.8-million
3. William Downe, Bank of Montreal	+212%	$7.6-million	$2.4-million
4. Alain Bouchard, Alimentation Couche-Tard Inc.	+210%	$3.7-million	$1.2-million
5. Dene Rogers, Sears Canada	+209%	$3.5-million	$1.1-million
(Only includes CEOs in their jobs for all of 2008 and 2009)
***
BIG MONEY / WHO EARNED / THE MOST IN 2009?
1. Aaron Regent, Barrick Gold Corp., $24.2-million
2. Hunter Harrison, Canadian National Railway Co., $17.3-million
3. Gerald Schwartz, Onex Corp., $16.7-million
4. Ed Clark, Toronto Dominion Bank, $15.2-million
5. Nadir Mohamed, Rogers Communications Inc., $13.7-million
6. Edward Sampson, Niko Resources Ltd., $12.9-million
7. Gordon Nixon, Royal Bank of Canada, $12.1-million
8. Jim Shaw, Shaw Communications Inc., $11.6-million
9. Peter Marrone, Yamana Gold Inc., $11.5-million
10. William Doyle, Potash Corp. of Saskatchewan, $11.1-million
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4. ‘Relatively solid’ bank results forecast
The Globe and Mail
05/25/2010
SIMON AVERY

Pg. B12
Canada’s banking industry is set to begin posting another profitable quarter this week, but a lack of clarity on the global economic recovery and uncertainty about new financial regulations will continue to weigh on the sector for the rest of the year, analysts say.
The volatile stock market means there is little upside to this round of results, said Robert Sedran, an analyst with CIBC World Markets Inc. “An in-line quarter (or worse, a miss) will not be positive for the stocks,” he warned in a report on the sector published last week, advising that “a measure of caution seems warranted on the quarter.”
Mr. Sedran anticipates that the six largest banks will post average earnings-per-share growth of 6 per cent compared with the year-earlier period. Loan losses should rise modestly as the economy still struggles and margins will likely remain flat until interest rates begin to rise. Revenue from lending activities should rise 7 per cent, but “meaningful growth” of lending won’t occur until next year when higher interest rates should feed fatter margins. Capital markets-related revenue will rise almost 4 per cent, tempered by a decrease in trading fees, which comprise more than half of this type of revenue, he said.
Peter Rozenberg of UBS Securities Canada Inc. is slightly more bullish about second-quarter results. He forecasts a 9-per-cent increase in share profit from the year-earlier period for the six biggest banks, due largely to more loans, better margins and a 20-per-cent decrease in their provisions for credit losses.
Both analysts value the major banks using an average price to earnings multiple of 12. The Big Six traded last week at 12.2 times Mr. Sedran’s estimated earnings for the year, but just 10.4 times forecasted 2011 earnings.
“We expect the results this quarter to be relatively solid and supportive of our investment thesis, which holds that [fiscal] 2011 will be a year of macroeconomic, and therefore earnings, recovery. In our view, the biggest risk to this thesis comes from macroeconomic factors beyond the banks’ control,” he wrote.
Applying a 12.5 multiple to estimated 2011 share profit would justify a one-year return of 13 per cent, in addition to an average dividend yield of 3.8 per cent, Mr. Rozenberg adds.
Mr. Sedran favours both Bank of Montreal and Royal Bank of Canada, rating them as “sector outperform,” compared with “sector perform” ratings on Bank of Nova Scotia and Toronto-Dominion Bank.
Mr. Rozenberg says Royal Bank and Canadian Imperial Bank of Commerce show the best prospects this reporting period. He points to RBC’s strong presence in Canadian retail banking, the size and diversity of its capital markets business, and likely lower-than-expected provisions for credit losses as factors in the stock’s favour. CIBC will likely benefit from declining provisions for credit card losses and strong trading revenues. In addition, the bank stands to benefit more than others from rising interest rates and is currently trading at a relatively low valuation, he said.
Over the next one to two years, one key differentiator among the banks will be how they deploy excess capital as Tier 1 capital ratios are adjusted. Mr. Rozenberg estimates that sum will amount to $39-billion between the banks in their fiscal year 2012 and could generate higher dividends and more investment. RBC could benefit the most given that it currently has the highest excess capital with a Tier 1 of 13 per cent, almost double what Canadian regulators require. In addition, National Bank of Canada, with the lowest dividend payout ratio at just 40 per cent, is most likely to increase dividends first, he said.
Looking beyond the fundamentals, Canadian banks face some indirect risks from Europe’s debt crisis, namely a possible tightening of liquidity and a weaker global economy. But their direct exposure to European financial woes is immaterial, Mr. Sedran said.
Even with some risk attached to this reporting season, he still thinks the banks are a wise investment longer-term,

regardless of whether we are heading into another downturn or see a full-fledged recovery in 2011.
“The Canadian banks have come out of the last crisis stronger than they went in,” Mr. Sedran wrote. “In a time of global turmoil, the Canadian banks should be viewed as a safer alternative for financial services investors.”
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5. FDIC Moving Away from 80% Loan Guarantees
US Banker
05/21/2010
JOE ADLER
For failed-bank bidders, the end of the sweetheart deal may be at hand.
During the financial crisis, the Federal Deposit Insurance Corp. has routinely guaranteed 80% of the potential losses on assets at scores of failed banks, a bargain for those trying to enter or expand their reach in the banking market.
But in one of its most recent deals — TD Bank’s purchase of three Florida banks on April 16 — the FDIC agreed to cover only half the losses, a significantly less generous arrangement.
Though an 80% guarantee is likely to remain the norm in the near term, the FDIC is expected to do more deals like the one with TD Bank.
“We would expect that as the market continues to improve the terms of the loss-share transactions will change and that the amount of risk an acquirer will be willing to assume will increase,” said James Wigand, deputy director in the FDIC’s division of resolutions and receiverships.
Being able to strike tougher deals is something of a mixed blessing for the FDIC.
On the one hand, it means asset values are improving and that the agency is likely to attract higher bids, which in turn would lessen the cost of failures to the Deposit Insurance Fund. On the other, many bargain-hunters may be turned off by such terms, leaving fewer bidders for failed banks.
“The more risk associated with the acquisition, the more it may make some private investors less willing to bid,” said Gregory Lyons, a partner at Debevoise & Plimpton LLP.
TD Bank, not the FDIC, suggested the 50%-50% loss split. The $140 billion-asset subsidiary of Canadian-owned Toronto-Dominion Bank saw the Florida banks as crucial to its plans to expand in the state and wanted to offer a very competitive bid to ensure it won, experts said. Reducing the potential cost to the FDIC was a way to make the deal attractive to the agency.
It was the second time in recent weeks that the FDIC has trimmed the amount of its guarantee. Last month, it announced it would no longer offer a 95% guarantee once losses exceeded a threshold.
“To the extent that we see other bidders being aggressive like that, then it does reflect a shift in buyers’ attitudes towards the assets that they’re assuming,” said Kevin Stein, a managing director in Friedman, Billings, Ramsey Group Inc.’s FBR Capital Markets and a former associate director in the FDIC’s resolutions division.
But some said private-equity investors and others may be turned off as this trend continues in failed-bank deals. “Their interest will diminish,” Jeffrey Gerrish, a former FDIC counsel and now a lawyer at Gerrish McCreary Smith in Memphis, said of private investors.
Some bidders have already lost interest, he said, since the agency removed the prospect of 95% coverage.

“They’re pretty much risk-averse. When this first started, the loss-sharing was great for them. ... As the deals become less attractive from a return standpoint, these folks will find other places to put their money,” he said.
Kip Weissman, a partner in Luse Gorman Pomerenk & Schick, said the 80% coverage is an attractive option for investment teams looking to enter commercial banking but that more conservative loss-sharing may work only for established banking players.
A 50-50 loss-sharing agreement “may not be the template for all deals, but what it says is, if there’s a competitive deal then you may have some buyers that take a little more risk,” he said. “It really changes the economics for various classes of bidders, especially private-equity. When you get an 80% guarantee of something that you bought for 60% [off the purchase price], you have a guaranteed win. You’re guaranteed to make money. The significance of this is, now you’re no longer guaranteed.”
Whereas a traditional bank may be willing to exchange higher short-term risk for the long-term growth of assuming core deposits, Weissman said, a private-equity firm needs the asset discount to make gains. “They’re not as focused on the liabilities,” he said. “They’re really thinking about these assets and how they can slice and dice them and sell them. It makes the economics different.”
In addition to the $3.42 billion-asset Riverside National Bank in Fort Pierce, Fla., TD Bank also bought $393 million-asset First Federal Bank of North Florida in Palatka and $90 million-asset AmericanFirst Bank in Clermont.
The assets covered by the loss-sharing agreement for all three institutions total $2.2 billion. Under the deal, the FDIC agreed to cover 50% of the losses up to $442 million at Riverside National, after which the agency would cover 80%.
It is covering 50% of the losses on the first $58 million at First Federal and $18 million at AmericanFirst.
The FDIC’s loss-sharing deals have become a regular feature in the past two years as the number of failures has spiked and the agency has tried to lure private-sector bidders for their damaged portfolios.
But observers said that, as the market recovers, the agency’s loss-sharing agreements may start to cover even less, to a point where certain failed-bank deals could lack any loss guarantee whatsoever. By law, the FDIC must accept the bid that would be the “least-cost” resolution of a failure.
“They’ll go as low as the market will bear,” said Gerrish. “They have a statutory mission to do what’s least costly. My guess is, they’re testing to see where that point is. It probably will vary from deal to deal depending on the size of the target and the size of the acquirer and what the actual dollar risk is to an acquirer versus their capital account.”
Ralph “Chip” MacDonald 3rd, a partner in the Jones Day law firm in Atlanta, said the loss-sharing agreements may also taper off as other tactics the agency has recently employed bear fruit, including forming public-private partnerships to buy assets from receiverships after a bank has failed.
“They’re getting more confident that they can dispose of those through their structured loan sales,” MacDonald said. “If they can dispose of them and still meet their least-cost test, they’re less concerned about using loss-sharing. ... They have alternatives that they feel are working pretty well on resolving assets.”
The FDIC’s Wigand agreed.
“We always test a bid at the time of resolution against what we would expect to realize from a post-receivership asset sale,” he said. “We have raised the bar, so to speak, of what is acceptable at” the point of “resolution to pass the cost test. As a result, if a bid does not exceed the cost of liquidation at the time of resolution, then we have other channels which we will use to market and sell the asset portfolio, and the prices that we’ve obtained in those channels we feel more comfortable and confident about.”
But those solutions may not necessarily include private equity, MacDonald added.

“Some of the PE people feel like the market for failed banks is a little saturated at the moment, in that there’s so much interest it’s not the opportunity it once was,” he said.
Wigand said as the market improves and the outsized profits investors could earn from a failed bank at the height of the crisis are unattainable, traditional bidders will have the upper hand on private-equity.
“Private-equity buyers will have to adjust their expected rates of return to be competitive with strategic buyers,” said Wigand.
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6. Riverside National Bank founder Vernon Smith: ‘I’m sorry’
TCPalm (FL)
05/25/2010
TYLER TREADWAY
Vernon D. Smith says he’s sorry Riverside National Bank, the financial institution he founded in 1982, failed in mid-April. But he contended bank officials did nothing that was not “totally above board.”
“Anytime you’re the CEO of a company and it has problems, you feel badly,” Smith said Monday evening in his first interview since the bank’s demise. “I’m sorry that ( Riverside) failed. I certainly wish TD Bank all the success in the world.”
The Fort Pierce-based Riverside, which quickly grew in the 1980s from a single office in a trailer into one of Florida’s largest independent community banks with 60 branches from Martin County to Volusia County by the time Smith retired in January 2009, was seized April 16 by the federal government and sold immediately to TD Bank National Association of Wilmington, Del.
Two years ago, Riverside was rated “excellent” by BauerFinancial, a research firm in Coral Gables. Then the bank lost $139 million in 2008 and $131 million in 2009, although it made a profit in the fourth quarter. BauerFinancial gave the bank zero stars for the September 2009 and December 2009 reports.
An agreement reached with the Federal Reserve Bank of Atlanta in January gave Riverside 60 days to submit “an acceptable written plan to maintain sufficient capital.”
The federal Office of the Comptroller of the Currency closed Riverside “because the bank was unable to maintain adequate capital to operate in a safe and sound manner,” according to a statement by the Federal Deposit Insurance Corp.
Smith blamed the bank’s failure on what he called a “double issue.”
Real estate markets dropping meant that homeowners couldn’t repay their mortgages.
“Banks invest in their communities,” Smith said, “and when the communities have various issues, it affects the banks.”
That was coupled with bonds the bank owned, that he said, “also depressed in value.”
Riverside was hit hard when Fannie Mae and Freddie Mac collapsed, making the bank’s securities in the mortgage giants worthless.
“A lot of banks in Florida are having problems as customers are unable to pay back their loans,” Smith said. “In hindsight, a lot of banks in general, and Riverside in particular, would have done fewer loans and made fewer investments. Obviously, we never realized that the real estate in this market would sell for half, or even less than half, of what it had been selling for.”
Asked if malfeasance by any bank official could also be blamed, Smith replied, “Nothing went on at all that I’m aware of that was not totally above board,” Smith said. “Everybody tried to do the best possible job they could do.”
Still, some longtime shareholders in the bank have complained they were kept in the dark about Riverside’s financial troubles until it was too late to sell their stock.
For about 25 years after the bank opened, shares of the privately traded Riverside stock were a proven money-maker and a hot commodity, paying significant dividends and skyrocketing in value.
By late 2007 and early 2008 the bank’s published buy-back price was $550 per share, and people were clamoring to pay much more than that.
In mid-2008, however, the dividends stopped and the bank withdrew its buy-back offer.
“The issue was that things got to the point that the bank wanted to retain capital in case the market got even worse,” Smith said. “And, in fact, the market did get worse.”
But when the bank wouldn’t buy its stock, no one else wanted to, either.
“What you find in a non-publicly traded company is that you don’t have a broad market (for shares of stock),” Smith said. “So when a lot of shareholders wanted to sell at one time, there was no market for them to sell their stock.”
Smith said he empathized with shareholders who lost substantial savings.
“Absolutely,” he said. “I’m one of them. Obviously, this was a real bad development, the way it worked out for all of us.”
Asked how much money he lost in Riverside’s failure, Smith replied, “a substantial amount of money.”
Smith said he was “mostly concerned about the (Riverside) employees and that they retain their jobs. I do feel that TDBank will continue to provide jobs for the employees and take care of customers.”
TD Bank officials said they are not looking to lay off any of the approximately 1,100 employees but would probably hire more people as the company expands branch hours.
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7. Southwest may give Upstate an edge in competition for corporate headquarters
The Greenville News (SC)
05/24/2010
DAVID DYKES
The Upstate’s hopes for bringing more corporate headquarters here got a big boost when Southwest Airlines decided to add the region to its list of destinations.
It couldn’t have come at a better time, as Greenville has lost four high-profile corporate headquarters with offices downtown, including one last week when financially troubled South Financial Group merged with a Canada bank.
Southwest’s recent decision to fly to Greenville-Spartanburg International is a “real breakthrough” for recruiting business, Greenville Mayor Knox White said, citing conversations with corporate headquarters that “dissolved” over air service concerns while other prospects never showed up because of the high cost of fares.
While neither White nor County Council Chairman Butch Kirven would discuss specific prospects, state Rep. Dan Cooper of Piedmont, chairman of the House Ways and Means Committee, told The Greenville News that “there were five projects within Greenville County, three within the city that were significantly tied” to Southwest’s decision.
Headquarters are considered big prizes among business recruiters not only because of the high-paying, white-collar jobs attached to them but also because of the vendors that often follow, such as advertising agencies and information technology firms.
There’s also the corporate philanthropy that comes with headquarters — companies tend to be more generous to their hometowns, supporting charitable causes and the arts.
The loss of four headquarters raises questions about just how much more city and county officials need to do. In the cases of Liberty Corp., Bowater Inc., Nuvox and South Financial, there was probably little that civic leaders could have done to prevent their departures.
“If you look back at what’s happened with some of the headquarters, it’s really kind of been the way of the business world in recent years with acquisitions and mergers,” said Ben Haskew, chief executive of the Greenville Chamber of Commerce. “There’s very little as a community we can do when it comes to that sort of thing.
“That’s not to say that we shouldn’t do the best job that we can do to involve those companies,” he said. There are opportunities for regional headquarters and “perhaps once in a while the movement of a headquarters operation,” he said.
A key development will be home-grown companies “that will start here, be headquartered here, grow here,” Haskew said.
He cited the success of ScanSource, a Greenville-based distributor of specialty technology that was founded in 1992. The company has approximately 460 employees in Greenville and 1,150 worldwide.
Local efforts must be directed at technology, “high-impact” companies that own intellectual capital, Haskew said. “Where are the opportunities to help them grow to become bigger companies here, headquartered companies here?” he said.
In the 1960s and 1970s, many businesses were built that were later sold in the 1980s, including banks, insurance companies like Liberty and Colonial Life, and media companies, Hayne Hipp, the former chief executive officer of the former Liberty Corp. in Greenville, told The News last week.
“You do miss something from a civic point of view when you’re calling on a non-South Carolina based company as opposed to a South Carolina-based company,” he said. “It’s just a different dynamic, and you have to adjust from a civic point of view.”
“In the past, we’ve missed some opportunities to lure new business and industry to the Upstate because of our lack of affordable air service,” said Minor Shaw, vice chair of the airport commission. “Southwest will help us to change that.”
Officials at the Nashville Area Chamber of Commerce, said the arrival of Southwest more than a decade ago was a big help in making Nashville competitive for headquarters.
Companies thinking about moving their corporate offices invariably study air service as part of their planning, those officials said.
Veteran site consultants have said communities that expect to win the intense competition for headquarters relocations must adopt a deliberate strategy and execute it with vigor.
They have pointed to Tennessee, which spent years courting Nissan before the Japanese carmaker decided to move its North American headquarters to Nashville from Los Angeles in 2005.
Greenville site consultant Jeannette Goldsmith, who represented Nissan in the move, told The News that Tennessee first identified the best prospects among the companies that were already doing business in the state and worked to strengthen its relationships with them. Those included Nissan because of its longtime plant in Smyrna, outside of Nashville.
Tennessee’s efforts also included a new incentive especially for recruiting headquarters — a credit against the corporate income tax that allows companies to recoup relocation expenses.
The Upstate is home to a handful of high-profile headquarters and main office operations.
In Greenville County, those include the headquarters of Michelin North America, Hubbell Lighting and Bi-Lo as well as a major campus of Fluor Corp. and the engineering headquarters for General Electric Co.’s Energy unit.
Companies that call Spartanburg home include Denny’s, the restaurant chain, and Milliken & Co., the textiles and chemicals maker.
Nonetheless, Greenville doesn’t have the same reputation for being a good “tier two” headquarters town when compared with Nashville, Charlotte or Richmond, site consultants have said.
South Financial, which is being sold to Toronto-based TB Financial Group, in 2006 announced plans for a three-building complex near Interstate 85 and 600 jobs. That was before the global economic crisis hit.
Last June, South Financial said it would not be moving operations from downtown Greenville to the new complex. Instead, it’s trying to sell the I-85 property in a move it hopes will result in a new corporate headquarters for Greenville.
Lynn Harton, South Financial’s president and chief executive, told The News those efforts are continuing.
“We had what we thought was a really strong prospect that would have moved their business here,” Harton said, without identifying the company that would have relocated to Greenville from another region of the country.
“It would have been a great situation for everyone,” Harton said. “We worked hard on it, (state) commerce worked hard on it, the city worked hard on it. It’s a tremendous joint effort. It could come back up — who knows? But for the time being, they’ve decided to stay put.”
Harton wouldn’t speculate on the company’s reasons, but said “it was nothing negative about the area or the location because we know they went through an intense search process.

“It’s an attractive property,” he said. “Greenville is a very attractive location for business, so we are continuing to market it and we believe we’ll be successful in it.”
Meanwhile, TD Bank officials say their company will be a good corporate citizen. Bharat Masrani, chief executive of TD Bank, one of the 15th largest commercial banks in the U.S. with $152 billion in assets, said TD’s charitable foundation has about $100 million in funding and last year it contributed almost $14 million to various community groups. The figure doesn’t include community sponsorships and employee donations.
“Giving is very much part of our culture, of our values,” Masrani said. “In addition, we are a community bank. We are a local bank. Investing in our communities is a core principle for us, and we do that in every market that we operate. I see no reason why we would not do that in South Carolina.”
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8. Will Carolina First owner aid communities?
The Greenville News (SC)
05/25/2010
TIM SMITH
Joel A. Smith, retired dean of the University of South Carolina’s Moore School of Business, knows how the acquisition of a local bank and the loss of a bank headquarters can affect a community.
Smith was senior vice president for Bankers Trust of South Carolina in Columbia when it merged with NCNB in 1986 and was president of NCNB of South Carolina when it merged with C&S Sovran in 1991, creating NationsBank, now Bank of America.“If the culture of the acquiring company is similar to the company being acquired, then you may not see very much difference,” Smith said.
That will be tested soon as Canadian-based Toronto-Dominion Bank takes over Greenville’s Carolina First later this year. TD agreed to purchase Carolina First’s parent, The South Financial Group Inc., for nearly $192 million last Monday.
In a previous merger, Smith said NCNB had a strong culture of community support, and so its work in the arts and community development actually increased for a while.
But over time, he said, that support and involvement can diminish as banks are acquired yet again and the communities the new corporation serves multiply.
“There were more and more communities being served by the bank, and that naturally diluted the resources and focus of the bank,” he said of what happened with NCNB. “Over time, that dilution occurs to the point that the local entity seldom resembles the original headquartered company and what they do.”
Hayne Hipp, former chief executive officer of the former Liberty Corp. in Greenville, said Royal Bank of Canada hasn’t been as actively involved in Greenville as Liberty Life was after RBC bought the company in 2000. But he said when RBC purchased a North Carolina bank, it has continued to be active in the Carolinas in the communities served by the bank.
“I think banks are a little bit different than insurance companies, and manufacturing companies are different from both,” he said. “The challenge I think a bank has is the importance of local. If your loan officers are active in the community, then they know who the good credits are, who runs good operations, and they can make loan decisions on observations at ground level.”

Hipp said losing a corporate headquarters is a “significant issue and a challenge that South Carolina has.”
In the 1960s and 1970s, he said, many businesses were built that were later sold in the 1980s, including banks, insurance companies like Liberty and Colonial Life, and media companies.
“You do miss something from a civic point of view when you’re calling on a non-South Carolina-based company as opposed to a South Carolina-based company,” he said. “It’s just a different dynamic, and you have to adjust from a civic point of view.”
Columbia Mayor Bob Coble, who is leaving office this year after 20 years of leading the capital city, said the mergers and losses of bank headquarters in his city have been part of a new economic reality that requires cities to be fast on their feet and prepared for change.
“I think in today’s world, you have to be constantly on the lookout to reinvent yourself, to look at new opportunities,” he said. “There’s no sense looking back. There’s no sense crying about it. There’s no sense in spending one minute reminiscing. You’ve got to spend all your energy looking for new opportunities.”
Carolina First has about seven branches in the Charleston area. It also owns the naming rights to the College of Charleston’s basketball arena, an asset that is likely to be transferred to TD Bank.
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9. ROYAL BANK OF CANADA’S U.S. PUSH PAYS OFF
The Globe and Mail
05/24/2010
BOYD ERMAN
Pg. B1
Royal Bank of Canada’s sprawling trading floor in New York drives home just how big the bank has become south of the border, and that is exactly the point.
With seats for more 700 traders buying and selling stocks, bonds, currencies and derivatives, RBC reckons it’s one of the largest floors in the city. It’s much bigger than the trading floor at the firm’s Toronto headquarters — from which the bank ranks tops in most aspects of Canadian capital markets — or its London outpost.
It’s a crucial time in the U.S. market. The competition is on the rebound as U.S. firms that had been hit hard by the credit crisis try to fight back. Hiring bankers has become much tougher and more expensive as markets have rebounded. Competitors are becoming more aggressive in lending, and are even starting to stake out ground again in RBC’s backyard in Canada.
For clients and potential customers unfamiliar with RBC’s new heft in the U.S., the trading floor is an education.
“When you bring a client for the first time onto the trading floor, you literally see their eyes widen and their comment is ‘I had no idea,’ “ said Mark Standish, the New York-based half of the co-chief executive officer team that runs RBC Dominion Securities Inc.
What’s more, the vast floor is not big enough.
RBC is expanding its trading operations onto another level of the World Financial Center tower where the firm has its New York offices, just across from the old World Trade Center site.

The U.S. securities business, which includes bankers as well as traders, has gone to about 2,000 people from around 800 in about three years time.
That’s more people than at RBC’s Canadian capital markets operations. The U.S. side now brings in more revenue and, for the first time, RBC is now beginning to earn more in profit from capital markets south of the border than in Canada.
“Maintaining our market share and being the leading financial institution here [in Canada] is our highest priority, but the opportunity in the U.S. is quite incredible,” said Doug McGregor, the other, Toronto-based half of the co-CEO tandem. It’s not just U.S. clients who don’t realize how much the centre of gravity has shifted toward New York. When Canadian clients hear the size of the U.S. operation, they are taken aback, Mr. McGregor said.
“Nine out of 10 look at me like I don’t know what I’m talking about, or I’ve made a mistake. They don’t believe it.”
That could be because for a long time, RBC was struggling to get its U.S. capital markets operations running smoothly and profitably.
RBC really got into the U.S. about 10 years ago, acquiring such firms as Dain Rauscher. Dain was a Midwestern firm focused on areas like technology, and RBC had to rebuild it almost from the ground up to try to take it from an also-ran to a firm that could compete with the big New York and global investment banks.
For a time, it wasn’t clear that the bet on New York would work. Prior to the 2007 crisis, rival banks were willing to take risks that RBC wasn’t willing to take. That meant that the firm was having trouble competing.
“We were really scratching our heads questioning where we were going to make money,” Mr. Standish said.
“It was very difficult for a lot of our people because clients wanted to do business that we found unattractive and were getting it done at other firms. It was very difficult.”
Then came the credit crisis. RBC could pick off top staff from wounded rivals. The bank could also grab clients who had seen their traditional banks cut back on lending and trading or even disappear outright, like Lehman Brothers Holdings Inc.
RBC hadn’t hired aggressively enough in the previous big market turnaround, after the tech crash in the early 2000s, and learned from that by making a big push this time.
“We stepped up and took advantage of it,” Mr. McGregor said. “We really filled in the holes. It really made a big difference. It put us on an equal footing with our competitors.”
The hiring isn’t done, as RBC is now seeking more well-connected bankers to go out to call on corporations to pitch for businesses in areas such as manufacturing and aerospace. The same is true for bankers who specialize in corporate lending.
To raise its profile with potential clients, RBC has also ramped up its spending in the U.S. on marketing, buying newspaper ads and inking big sponsorship deals, such as becoming a lead sponsor of the PGA golf tour.
That’s helping it to get in the door with more clients, said Jonathan Hunter, who oversees much of the New York trading floor as RBC’s global co-head of fixed income and currencies.
“We’re getting that level of brand awareness that we didn’t have before.”
The firm has momentum and is making money in all its U.S businesses, Mr. McGregor said. The trick now will be in making it last.
What’s more, owning a trading business in the U.S. could potentially go from being a dream to a nightmare, should some law- and policy-makers get their way and impose tighter handcuffs on the industry. The RBC executives said the bank is betting that its Canadian roots and its strong capital position will mean it can still compete, no matter what regulators come up with.
“I don’t know what the final regulatory environment is going to look like but I feel RBC is well-positioned to be even stronger in the new regulatory environment,” Mr. Standish said.
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10. For some on Wall St., a small sigh of relief
The Globe and Mail
05/25/2010
JOANNA SLATER
Pg. B1
With a major overhaul of the U.S. financial system just weeks from becoming law, one Democratic leader recently declared that the “joyride on Wall Street” was about to come to “a screeching halt.”
Indeed, there is plenty in the legislation to lower a banker’s spirits. But as the final contours of the historic reforms become clearer, some in the industry are also heaving a small sigh of relief.
It will be harder and less profitable to operate a bank, but not drastically so. The changes approved by both houses of Congress seek to correct flaws in the financial system, but do not attempt to radically reshape it.
U.S. lawmakers met on Monday to begin the process of melding the Senate and House versions of the bill, after which it will be presented to President Barack Obama to sign.
While the fate of certain key provisions is in doubt and furious lobbying continues, the broad outlines of the legislation are plain. It will create a powerful consumer protection agency, establish new authority to seize failing financial institutions and increase oversight of derivatives.
Depending on the next few weeks of negotiations, it may also prevent banks from trading derivatives and restrict their ability to place bets using their own capital.
Yet whatever displeasure Wall Street may feel at such changes, it’s tempered by the knowledge that the end result could have been far worse.
At almost every spot targeted by the reforms, a more drastic proposal — which would have hit the industry harder — was raised but rejected, says Douglas Elliott, a fellow at the Brookings Institution who spent two decades as an investment banker.
The industry appears to have evaded new major taxes and serious limits on its ability to pay bonuses. No mega-bank will be broken up into smaller pieces. The barrier between regular banking and the trading of securities, demolished in 1999, will not be rebuilt.
The banks have “actually been fairly fortunate,” Mr. Elliott says. “There has to be an element of relief.”
The reforms will exact a price on bank profits by subjecting them to more scrutiny and reforming certain lucrative areas of their businesses.
Estimating the size of that impact is a highly uncertain science.
Setting aside the proposal now included in the Senate bill to force banks to spin off their derivatives trading, the costs associated with the reforms appear “quite manageable,” analysts at Buckingham Research Group wrote in a note to clients.
They calculated that in the most pessimistic scenario, large banks would see their earnings per share decline by 5 to 10 per cent as a result of the legislation.
The hit could be larger if the contentious proposal to push derivatives trading into separate subsidiaries becomes law. However, that appears increasingly unlikely since both the Treasury Department and the Federal Reserve are opposed to it.
The biggest losers, if such a measure does survive in the final bill, would be firms like Goldman Sachs Group Inc. and Morgan Stanley, where trading makes up the lion’s share of their revenues. Analysts at Bank of America wrote recently that in a worst case outcome, these two firms could see 20 to 25 per cent of their earnings evaporate.
Another critical issue in the coming weeks will be the fate of the “Volcker rule,” a measure named after former Federal Reserve chairman Paul Volcker. The rule aims to prevent banks from engaging in “proprietary trading,” or trading for their own account.
In the Senate version of the bill, regulators are tasked with studying the impact of such a measure and given leeway in how to apply it. They would also decide whether and how banks could be involved in hedge funds and private equity activities.
If banks are forced to exit these areas, it would mean leaving behind “a very attractive and highly profitable business,” said Brad Hintz, a financial analyst at Sanford Bernstein.
One senior banker in New York said he understood the sentiment behind the Volcker rule — that banks shouldn’t be encouraged to use retail deposits, which have an explicit government guarantee, as fodder for their own trading — but said the mechanism in this case was wrong-headed.
Other elements of the legislation would help tackle future crises, he said, especially the new powers to seize failing financial institutions. Given the role that shoddy mortgages played in the meltdown, the new agency aimed at preventing abuses of consumers was also key.
“Consumer protection is obviously an important element here, however much the financial industry may scream,” he said.
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11. A risk to bank debt ratings -— U.S. finance overhaul could cause downgrades by weakening implied government safety net
The Wall Street Journal
05/24/2010
MARK GONGLOFF
The financial-overhaul bill passed last week brings big banks closer to what could be major credit-ratings downgrades that would sock them with billions of dollars in additional financing costs.
Implicit government support for “too big to fail” banks such as Citigroup Inc. and Bank of America Corp. means those banks get higher marks from rating companies Moody’s Investors Service and Standard & Poor’s than they would if the possibility of collapse weren’t ruled out. The theory is that an implied government safety net makes owning the banks’ bonds less risky. The rating firms have warned they will cut bank ratings, possibly severely, if that safety net thins or goes away.
The regulatory-overhaul bill passed by the Senate weakens that safety net significantly, while also curbing bank risk-taking and — some analysts argue — profitability. If the final bill, currently being negotiated between the House and Senate, shares those characteristics, then the rating companies will almost certainly lower credit ratings for some of the biggest banks.
“Rating agencies give banks credit for the assumption they’ll be saved. When you pass a law that says ‘we’re not going to save them,’ the agencies will downgrade them,” said Leslie Barbi, head of public fixed income for Guardian Investor Services, a unit of Guardian Life Insurance Co., “even if people believe they will be saved anyway.”
“There’s a high probability that some of the systemically important banks will face rating downgrades” as a result of the overhaul, added Nomura Securities International analyst David Havens.
Bank of America is among the biggest beneficiaries of implied government backing, with a five-notch rating uplift, according to Moody’s, and a three-notch lift from S&P. Citigroup gets four- and three-notch boosts from Moody’s and S&P, respectively. Wells Fargo & Co. is four notches higher on Moody’s scale than it would be on its own, but gets no government-backing lift from S&P. On the other end of the scale, Goldman Sachs Group Inc. gets a one-notch lift from Moody’s and two notches from S&P.
It isn’t clear that rating companies would cut their ratings in these fairly extreme amounts or that they would do anything right away. The risk-limiting aspects of the overhaul could actually make bank credit safer, the rating firms have noted.
But even a one-notch ratings downgrade would immediately trigger higher collateral and cash requirements for banks, adding billions of dollars to the industry’s funding costs. In a regulatory filing, for example, Citigroup said a one-notch downgrade of its long-term debt would cost it $1.2 billion in collateral and cash requirements, while a similar downgrade of its short-term debt could cut off some $14.4 billion in short-term funding sources. Other banks have mentioned similar costs in their recent regulatory filings.
All of the banks either declined to comment or didn’t return phone calls seeking comment.
Ratings downgrades would also cause banks’ bond prices to fall, pushing up interest rates, which move in the opposite direction of prices. Money managers with strict rating requirements for the bonds in their portfolios could be forced to sell them after a downgrade.
On the more extreme end, a five-notch downgrade of Bank of America by Moody’s to Baa2 from Aa3, the equivalent of an S&P rating cut to triple-B from double-A-minus, could raise the interest-rate spread over Treasury yields that the bank must pay to borrow by 1.43 percentage points, according to prevailing market rates on Friday compiled by S&P.
That could add $2.38 billion to Bank of America’s annual interest expense, assuming the bank’s long-term debt rises by a net $170 billion a year, as it did in 2009.
That extreme possibility, at least, isn’t yet reflected in Bank of America’s borrowing costs. The spread over Treasurys for its debt maturing in about five years has widened by 0.74 percentage point since the beginning of

May, and at least some of that extra yield likely reflects other worries, including those on European debt and economic growth, analysts say. Bond yields for U.S. financial companies have widened 0.76 percentage point over Treasurys since mid-April, according to Bank of America Merrill Lynch Indexes. In comparison, spreads for all investment-grade corporate bonds have widened by 0.46 percentage point during that time.
The Senate bill must still be reconciled with a House bill passed last year that was generally considered less aggressive in curbing government support for banks. The reconciliation process, which might take weeks, could result in a bill that offers more government support for banks than the Senate bill does.
Still, the political climate for banks has deteriorated in the months since the House passed its bill in December, suggesting less chance of a reprieve. Members of Congress are under growing political pressure as the election approaches, and antibank sentiment has been worsened by recent disclosures about the industry, including the Securities and Exchange Commission’s civil lawsuit against Goldman Sachs.
“The house bill got done back in December, when people weren’t as angry at banks,” said Mr. Havens of Nomura. “The harsher elements of the Senate bill will probably hold sway.”
Moody’s on Friday said the Senate’s overhaul vote wouldn’t bring any immediate action. The Moody’s Corp. unit added that it would update its assessment in “coming days,” once it had studied the differences between the bill the Senate passed and the bill introduced by Sen. Christopher Dodd (D., Conn.) two months ago.
A spokesman for McGraw-Hill Cos.’ Standard & Poor’s said it would publish an update based on the final form of the bill.
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12. Senators Pick Financial Conferees
The Wall Street Journal
05/25/2010
VICTORIA McGRANE and DAMIAN PALETTA
Congressional leaders began putting together the team of U.S. lawmakers Monday that will finalize sweeping changes to U.S. financial markets, and the expected lineup suggests banks could face an uphill battle eliminating the more onerous curbs on their business.
U.S. Senate leaders are expected as soon as Tuesday to appoint seven Democrats and five Republicans. Senate Banking Chairman Christopher Dodd (D., Conn.) and Agriculture Chairman Blanche Lincoln (D., Ark.) are expected to play a key role for Democrats, while Sens. Richard Shelby of Alabama and Judd Gregg of New Hampshire are anticipated to be among those representing the GOP.
The roster of Senate Democrats, which is also said to include Sens. Patrick Leahy of Vermont and Tom Harkin of Iowa, suggests the conference will be dominated by veteran lawmakers. That could leave few seats for the Democrats elected in recent years who are generally seen as more friendly to business.
House lawmakers aren’t planning to name their members to the conference for at least another week or two. The Democratic delegation will be led by Rep. Barney Frank of Massachusetts, the chairman of the House Financial Services Committee and the chief architect of the House bill.
The House Democrats on the conference committee are expected to represent the more liberal wing of the party, including Reps. Maxine Waters of California and Luis Gutierrez of Illinois.
Other Democrats in the mix of possible conferees include Carolyn Maloney of New York, Paul Kanjorski of

Pennsylvania, Mel Watt of North Carolina, Gregory Meeks of New York and Dennis Moore of Kansas.
Negotiations are expected to ramp up slowly, with House and Senate staff working over the next few weeks to narrow differences between the House and Senate bills to a core set of issues. The negotiations, which will be led by Mr. Frank and Mr. Dodd, likely won’t intensify until mid-June.
On some issues, the financial services industry can’t rely on Republicans for support. Two-thirds of the expected Senate conferees, including two of the possible GOP senators, voted for a amendment to the Senate bill that would give retailers greater leverage in negotiations with credit-card firms and banks over the fees for card transactions.
Banks and credit unions were blindsided by the Senate vote on the “swipe fee” amendment and have pledged to fight to eliminate it in conference. House lawmakers did not include such language in the version of the legislation they passed last December, but the strong support among likely Senate conferees could hold sway.
Other flashpoint issues include rules overhauling the legislation of derivatives and the process put in place to avoid federal bailouts of big financial institutions.
Sen. Gregg was not sanguine when asked Monday whether Republicans will be able to play a constructive role in the negotiations. “One would hope [Democrats] would include us in the process, but we’ve hoped that all along,” Sen. Gregg said, noting the limited success in finding areas of bipartisan agreement on the bill.
The Senate on Monday voted on a pair of nonbinding motions that could influence the negotiations, including giving a symbolic victory to auto dealers over the Obama administration and military groups. Senators voted 60-30 in favor of a “motion to instruct” that urges the conference to exempt auto dealers from a proposed consumer protection agency. The White House and Treasury Department have criticized auto dealers for targeting members of the military with unfair lending practices.
Formal conference committees were once a commonplace method of reconciling House and Senate differences on major bills, but have fallen out of fashion in recent years, because they can be unwieldy and risk putting on display the trade-offs made at the end of the legislative process.
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13. EU to Propose Tax on Banks for Crisis Fund
The Wall Street Journal
05/25/2010
MATTHEW DALTON
The European Commission on Wednesday will propose requiring European Union governments to create bank crisis funds supported by up-front taxes on financial institutions, EU officials said Tuesday.
The proposal from the commission, the European Union’s executive arm, would include strict limits on how the funds can be used. It is intended to ensure that each EU government has the necessary tools and legal powers to cope with future financial crises without being forced to recapitalize banks repeatedly.
But the commission expects resistance from national governments, particularly on its insistence that the funds only be used to pay the costs of resolving a failed bank.
“We do not want the funds being used for recapitalization purposes,” an EU official said. “They should be there for a dedicated purpose.”
EU national governments may not want such limits at a time when they are desperately searching for revenue to cut their budget deficits.
The commission also suggests that national regulators may need the power to impose haircuts on the creditors of a bank that is near failure.
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14. Half of Canadians don’t think they can afford a summer vacation this year
National Post
05/25/2010
Pg. A7
It’s called summer vacation, but for many Canadians it may be a summer “staycation” again this year. On the heels of a major recession, half of about 900 Canadians who participated in a recent survey said they do not feel they can afford a vacation this summer. The survey, conducted for potato chip company Frito Lay, found three-quarters of respondents planned to stay close to home during the summer months, or at least within their home province. Dan Demers, associate vice-president of retail products for TD Canada Trust, acknowledges time is running out to put aside extra cash for holiday plans, but says the first step is to set a goal by figuring out a potential vacation plan and how much it may cost. “No matter if it’s eight weeks away or six months away, start a vacation fund. Start today,” he said, noting parents can get children involved in the process to teach them the rewards of saving.
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15. You’ve invested in a TFSA, now what?
Canwest News Service
05/24/2010
KIM COVERT
You’ve listened to all the experts and opened up a tax-free savings account. Good for you. But that’s not where it ends.
“No one ever says now that I’ve opened it, what do I do with it?” says Patricia Lovett-Reid, senior vice-president at TD Waterhouse. “And there are a lot of people that do the exactly the same thing with an RRSP, they’ll get their tax refund, they’ll put the money in and then they’ll say well, I am saving for my retirement, I put it into the RRSP like you told me to” and don’t consider that there are further steps they should be taking.
In case you’re wondering, Lovett-Reid says the first thing you should do is figure out what you’re saving the money for, whether you’ve put it in an RRSP, a TFSA or some other vehicle. Secondly, figure out the best spot for your assets, letting taxes drive your investment decisions.
Lovett-Reid says if all you’re going to do with your TFSA is leave funds liquid, you might as well put that money in a traditional savings account. A TFSA should be used for investment vehicles that generate income that would otherwise be taxable.
“In my tax-free savings account I have a dividend growth fund and my husband has a dividend income fund,” says Lovett-Reid, who sees her TFSA as a place for retirement savings. “So I’m looking for long-term capital gains appreciation in the stock as well as dividends and I’m not going to have to pay tax on the gains that I make in that plan.”
While an RRSP gives an upfront tax break, which is helpful if you think you’ll be earning less in retirement than when you socked it away, you will have to pay taxes on all the income from that investment when you take it out of the fund. A TFSA, on the other hand, gives no upfront tax break but any money earned inside it is tax-free.
“It’s non-taxable income so it won’t affect your government benefits, such as guaranteed income supplement, old age security or the age credit. For some lower-income Canadians who may struggle and save to put a little money into an RRSP, I’ll say forget about that, put it into your tax-free savings account. Because the last thing you want at retirement is to have your government benefits compromised and then you’re struggling now to save for RRSPs? No, that doesn’t make sense.”
A self-directed TFSA is good because individual investors can decide, based on their investment goals, exactly what to do with the money in the account. While contributions to a TFSA may be limited to $5,000 a year, compounding can make that money can grow quickly, Lovett-Reid advises.
When you’re deciding the direction your TFSA will go, Lovett-Reid says to keep asset allocation in mind
“It makes sense in many cases to position the fixed income of an investment portfolio inside an RRSP and maybe the equities portion in a non-registered tax- free savings account,” she says. “If you have foreign equities that generate a healthy dividend, you might want to put the foreign equities in a tax-free savings account so that the foreign dividend income, which is otherwise fully taxed, accumulates tax-free in a tax-free savings account.”
The time horizon of your investment is also important — if you think you might need the money in six months, keeping it liquid in a savings account or TFSA is a good idea. If you will need it in the next five years, for a down payment on a home, for example, ``I might consider mixing guaranteed investment certificates and investment-grade bonds or fixed-income mutual funds,’’ says Lovett-Reid, who has advised her twenty-something children to “open (a TFSA) up, put them into dividend mutual funds, leave it alone and you’ll be fine.”
Talk to a financial planner if you need some help figuring out what to do, but doing your own homework will help you fell like you have a measure of control over your own future, says Lovett-Reid.
“I think you start to take back your control by understanding what you have, where it’s invested, and how can you make the most of your money.”
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16. Eco-investing adds values to bottom line; Yes, ethical investors can make money — and even help make big polluters change their ways
The Times Colonist (Victoria)
05/23/2010
STEVE CAREY
It’s possible to eat a 100-mile diet, shop local, buy organic and get a carbon footprint smaller than the parking space of a hybrid car. But is it possible to make money in investments without harming the planet or violating your ethics?
It is. Socially responsible investing is capitalism with an environmental twist, and a rising trend among beginner and experienced investors alike. Also called ethical investing, it’s about matching investments with values, and putting your money to work for the good of society and the planet.

“Clients come to us because there’s this gaping hole in the congruence of their investments and the rest of the way they live their lives,” says Frank Arnold, a senior investment advisor at The Pinch Group, a Victoria-based investment firm that does socially responsible investments. “We see ourselves as financial managers first and foremost, and then overlay on top of that people’s ethics to construct a portfolio.”
The goal of a traditional investment is to make money, and socially responsible investments are no different. But a socially responsible investment also considers what the company is putting back into the world, and an investment’s environmental, social and economic impact. For example, it’s possible to have a diversified portfolio and not include tarsands assets, says Stephen Whipp of Stephen Whipp Financial, an investment manager who specializes in socially responsible investments.
“My clients will ask the question ‘How is that company behaving from an environmental and social perspective?’, and ‘Are they profitable?,’ “ Whipp says. “The great red herring is that investing with your values or ethical investing won’t make you money. That’s a lie. Anyone who believes that has been sold a bill of goods by people who don’t understand what socially responsible or ethical investing is about.”
Whipp has worked with socially responsible investments since the 1970s. He says clients are interested in how a company takes care of its staff, sustainability measures (such as water and energy conservation or environmental remediation) as well as straight-up green investments, such as up-and-coming green energy companies.
Bill Finley of Hemp & Company, an organic clothing retailer, has made socially responsible investments since he first met Whipp at a Values-Based Business Network meeting.
“I like to shop with all of my ethics intact, and this is just one more shopping trip for me, like buying organic produce,” Finley says. “So when I chose to invest, this was the way I wanted to go. It’s environmental, and social.”
He was a little worried about security at first, but after the recent financial crises, his socially responsible investments recovered sooner than his traditional investments.
“There’s a thought out there ... ‘If I do that, am I going to make any money, or am I just donating it?,’ “ Finley says. “The answer is no. These are real companies, but they’re filtered, so we know we’re not selling tobacco to children, and supporting industries we don’t like.”
One socially responsible investment is the TD Global Sustainable Mutual Fund, launched in 2007. Two-thirds of the fund is across all sectors, larger companies that are more traditional but have ethical practices, while the remaining one-third is invested in clean technology, says Thomas George, the fund manager. The fund is based on a less-for-more principle: There are limited resources remaining (fuel, materials), and industry must get more efficient to make a profit.
“The core is what we define as sustainability leaders ... global best-in-class companies in regards to social, environmental and corporate governance factors,” he says. “We look for companies that are profitable today, or have a path to profitability. We feel that by doing that ... what you get is lower volatility. It’s about getting maximum exposure to green with the lowest possible risk.”
The fund also has a dedicated social governance analyst, and runs its own matrix to score the funds for ethics as well. The TD Global fund doesn’t use a negative-screen approach, where it cuts out companies based on industry, like some other funds might. This leaves open the possibility of investment in industries that some might disagree with. In the end, it’s up to the investor to decide what to purchase.
Buying into a socially responsible investment fund isn’t a cookie-cutter solution to keep your ethics intact. The funds are managed, usually by a team, who choose stocks and bonds according to a set of values, which may not match yours, Whipp says.
For example, some funds invest in nuclear power, believing it to be a solution to future energy crises. Other funds invest in super-polluters to encourage shareholder action, in an effort to make the company change its ways or to lobby industry for better environmental standards.

Most funds start by picking companies from the Jantzi Social Index, a collection of 60 companies based on their social and environmental practices, or the Dow Jones Sustainability Index, a far larger spectrum that can be filtered down to a more manageable group.
Shareholder engagement is a big part of socially responsible investing. Meritas, an investment firm, runs a fund based on the Jantzi index. Among the fund’s top holdings are Suncor Energy and EnCana. Meritas plans to encourage the companies it owns shares in to be better social performers. Meritas recently led a say-on-pay campaign, which gives shareholders a say on executive salaries. Ten companies it targeted have agreed to have say-on-pay votes starting next year. Meritas funds also don’t include military and weapons contractors, alcohol and tobacco, pornography and gambling, or nuclear power.
Determining the values of a client is important. Whipp has a questionnaire with more than 40 questions he uses as a starting point, to help filter the funds available to his clients.
“What people need to know is what the values are they’re using. Don’t use the values of the mutual fund to define your own. Define your own, then go from there. It tells you what you’re willing to accept, and helps you build your checklist. Are you willing to accept an investment in Suncor Energy, knowing that the shares are going to be used to push Suncor into reducing its carbon emissions and reducing water use? Yes or no? No, fine. Don’t invest in the SRI product that has Suncor to try to do that.”
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17. New rules cuff some mortgagees to banks
National Post
05/22/2010
GARRY MARR
Pg. FP11
A headlock would be the wrestling term to describe the hold Canadian banks will have on some consumers because of new, more strict mortgage rules.
We are already seeing the impact of the changes that came into effect on April 19, but were put in place well in advance by Canadian financial institutions. Consumers are increasingly selecting fixed-rate mortgages of five years or more because it’s easier to qualify for them.
On mortgages for terms of four years or less, including variable-rate mortgages, consumers must be able to pay based on the five-year fixed posted rate, which is now 6.1%. Go longer and you can use the rate on your contract, as low as 4.6%. No more than 32% of your gross income can cover principal and interest, property taxes and heat.
Peter Vukanovich, president of Genworth Financial Canada, the largest private provider of mortgage-default insurance , says only 5% of new high-ratio mortgages are going variable versus 15% just six months ago.
But there is another wrinkle to the new rules. Anybody shopping around for a better rate has to requalify based on their current credit situation. Stay with the same bank and there’s no check.
“It’s definitely a headlock and not a loophole because a loophole you can get out of,” says Vince Gaetano, a mortgage broker with Monster Mortgage.
There is a large percentage of Canadians who get a renewal notice from their bank and just sign on the dotted line. The Canadian Association of Accredited Mortgage Professional has found only 22% of Canadians switch banks at renewal time. A significant portion of the remaining 78% are sheep being led around by their financial institution.
Those looking for some choice may find what was good enough to get into the market a month ago may not meet the test today.
Consider that as recently as two years ago, consumers were able to buy a house with no money down and a 40-year amortization schedule. If that consumer was making regular monthly payments, they would have paid down only 4.7% of their principal after five years. Today, that customer would still be high ratio and subject to requalifying if they switched banks.
“It’s not all of them, but a majority of first-time buyers with just 5% down or less won’t be able to qualify if they go to another bank,” Mr. Gaetano says. Many of those buyers were qualifying based on the three-year rate — about 200 basis points lower than the current qualification rate.
If house prices went down, something many in the real estate community have suggested could happen, that would be an even bigger blow for consumers. It would mean an even larger percentage of homeowners would still be considered high ratio upon renewal because they wouldn’t meet the test of having 20% equity in their home.
Marcel Beaudry, vice-president of ING Direct, says there is no question the new rules will have an impact on consumers looking to switch banks, but noted anyone who had a 40-year amortization and changed institutions also had to requalify and there hasn’t been a huge impact.
“There will be a segment of the population tied down by the new rules to their bank,” Mr. Beaudry says.
That’s a position nobody should be in.
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18. TD Insurance help fight cancer
Telegraph-Journal (Saint John, NB)
05/22/2010
Pg. C2
The staff of TD Insurance recently carried out a series of fundraising events in support of the Canadian Cancer Society. Presenting a cheque for $5085.35 to Cindy Floyd, manager, Southern District of the Canadian Cancer Society are Sarah Barrie, Peggy Vaughan, Ashlee Pearson and Tracy Doucette, members of the TD Insurance charity committee. Funds raised will support the Canadian Cancer Society in its mission to eradicate cancer and improve the quality of life of people living with cancer.
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19. TD Bank invests $250,000 in improvements to its plaza on State Street
The Republican (Springfield, MA)
05/25/2010
PETER GOONAN
TD Bank has announced an investment of $250,000 for improvements at the bank’s plaza on State Street, coinciding with a nearly completed, publicly funded $17 million State Street corridor improvement project.

The bank’s private investment was praised by officials including U.S. Rep. Richard E. Neal, D-Springfield, and Mayor Domenic J. Sarno, both saying it reflects the private-public partnership in bringing improvements to the corridor, and enhances economic development.
David W. Glidden, market president and chief lending officer for TD Bank, said the $250,000 investment will support renovation and beautification of the plaza at 958 State St., including improvements to the plaza facade, parking lot, and heating-air conditioning system.
“TD Bank has a long history in Springfield,” Glidden said. “It’s a critically important market to us. We have over 500 employees here (in regional offices), thousands and thousands of customers. And I think it is very important to also make a private investment with public investment. When you want to economically redevelop an area, its the partnership of private and public investment that really give you the ‘one plus one equals three’ that this area critically needs.”
Neal, who was instrumental in obtaining federal funds for the State Street corridor, joined in saying that public investments are helping to generate private investment. American International College announced plans last week for $13 million redevelopment project that includes the long-vacant former Mason Square fire station, the Indian Motocycle Apartments and an adjacent, vacant city building.
Linda M. Natal, a resident on nearby Eastern Avenue, said she was pleased with the artist rendering of the planned exterior improvements. The plaza is a very important part of the neighborhood, including a convenience store, salon and bank, she said.
“It makes it look nice,” Natal said. “That is beautiful. It looks more professional.”
Sarno said people are “really commenting on how beautiful this State Street corridor looks, and it’s spurring private development.”
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20. A lonely dilemma for a central banker
The Globe and Mail
05/22/2010
JEREMY TOROBIN
Pg. B6
Mark Carney has a problem other Group of Seven central bankers would love to have.
Canada’s economy is picking up steam as shoppers turn out in force and inflation runs hotter than expected. The latest data on consumer prices and retail sales, released Friday by Statistics Canada, reinforce the view that slack is being chewed up more quickly than anticipated.
After the retail report, which showed the fastest gain since 2005, Canadian Imperial Bank of Commerce lifted its estimate of annualized first-quarter economic growth one notch to a whopping 5.9 per cent.
Compare that with the United States, where the economy is improving but prices fell 0.1 per cent last month, increasing the likelihood that the U.S. Federal Reserve could keep its key interest rate at near zero until late 2011, at the earliest. Any move to sell off the piles of mortgage-backed securities accumulated during the credit crisis may be even farther off.
Rate hikes by the European Central Bank seem unimaginable, since the ECB recently bought a slew of government debt as part of a nearly $1-trillion (U.S.) package designed to calm jittery financial markets. The Bank of Japan kept its main lending rate at 0.1 per cent this week, citing deflation as a “critical challenge” even as the country’s exports rebound.
Among the club of rich countries that make up the G7, Canada is outperforming.
Yet, Mr. Carney’s ability to tighten borrowing costs on June 1 is constrained by the prospect of having to reverse course later on if the current market turmoil worsens. His hand will be guided by the vibes investors give off over the next week about how much of a threat they see the European crisis posing to the global turnaround.
Economists note that trading in markets tied to the Bank of Canada’s benchmark indicate the odds of a rate hike are about 50-50, down from near-certainty in late April.
“I suspect the instinct would be, in troubled times, to try not to be a shock,” Stephen Gordon, an economics professor at Laval University, said in an interview. “If everyone is expecting the bank to hold off, because there’s a financial crisis and we don’t know how things are going to play out, they might want to go along with that.” It wouldn’t be the first time the central bank was swayed by events outside Canada while the domestic economy was doing just fine. In December of 2007, Mr. Carney’s predecessor, David Dodge, started cutting rates to help steel the economy from the financial calamity brewing in the U.S. — which didn’t actually pull Canada into recession until about 10 months later.
In this case, Mr. Carney has already scrapped a conditional commitment to stay on hold until July or later depending on inflation, after the central bank’s preferred “core” gauge — which strips out volatile items such as energy- breached his 2-per-cent target in February, much sooner than expected. After cooling to 1.7 per cent in March, that measure quickened to 1.9 per cent in April, refuelling some speculation of a June rate hike.
Also, global stocks and commodities were rallying by the end of Friday after a week-long plunge into correction territory, and the euro’s value increased for a third successive day as investors appeared to rethink the effects that the continent’s debt problems will have on growth in the rest of the world.
Mr. Carney and his top advisers will spend much of the next week parsing economic data and assessing which market gyrations represent more of a trend — including first-quarter gross domestic product data due the day before his June 1 decision — before determining whether to take the biggest step yet off its emergency footing.
“Our default assumption continues to be that June is the decision,” Eric Lascelles, chief Canadian strategist for TD Securities in Toronto, said Friday in a videocast for clients. “But ultimately, this is a decision that’s going to be based on the Greek outlook, the European outlook, whether equities continue to fall by 1 or 2 per cent a day going forward over the next week. It will probably be determined less by economic data, but the economic data won’t be ignored.”
The circle Mr. Carney will be consulting consists of a council of deputy governors such as Timothy Lane, a former official at the International Monetary Fund who boasts timely expertise on financial crises, and newest member Jean Boivin, an economist in his late 30s who specializes in data analysis, as well as advisers like David Wolf, a former Merrill Lynch Canada economist.
“I’m sure next weekend is going to be a long one for them,” Prof. Gordon quipped.
***********
TO RAISE OR NOT RAISE RATES
Bank of Canada Governor Mark Carney is increasingly caught between a domestic economy that’s outperforming the rest of the Group of Seven club of rich countries and the European debt crisis that threatens to scuttle the global recovery. Over the next 10 days, he and a small circle of advisers will decide whether to start lifting interest rates from their current rock-bottom level on June 1. Here’s a snapshot of what they’ll be grappling with:
REASONS FOR HIKING
The central bank’s preferred measure of inflation surpassed its 2-per-cent target in February, much sooner than expected, and after slowing in March, accelerated to 1.9 per cent in April. That suggests the slack that the recession left in the economy is being absorbed and, as Mr. Carney has noted, there’s less and less need for emergency stimulus.
Retail sales data for March, which showed the fastest monthly gain since 2005, reinforce the central bank’s view that the economy grew at a 5.8-per-cent annualized pace in the first three months of the year, which would be the most impressive clip in more than a decade.
In April, Mr. Carney scrapped a conditional pledge to stay on hold through the end of June or later depending on inflation, raising expectations among investors for a June 1 rate hike. Some economists and financial market participants argue that the central bank’s credibility is at risk the longer Mr. Carney remains on the sidelines while economic conditions improve.
REASONS TO STAY ON HOLD
The European crisis has emerged into a full-blown threat to the global recovery, and as the steward of an export-dependent economy, Mr. Carney cannot ignore the potential effects of stocks and commodities dropping in key markets around the world.
It’s probably easier for Mr. Carney to raise rates more sharply later should he realize he waited too long than to reverse a hike that came too early. Aside from the nightmare example of the U.S. Federal Reserve in 1937, when a premature return to higher borrowing costs worsened and prolonged the Great Depression, the Bank of Canada embarked on rounds of tightening in 1992 and 2002 that it was forced to scale back or reverse later on.
With economic growth projected to slow after the first quarter as the effects of government stimulus spending fade, it might make sense to keep the housing market booming a little longer by giving mortgage seekers more time to lock in at lower rates.
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21. How to get out of debt? Put your credit card on ice
The Globe and Mail
05/25/2010
DAVE McGINN
Pg. L1
It was as if the credit-card company had read my mind. This was amazing. But this was also potentially a big, big problem.
I mean, I’m trying to get out of debt, not further into it.
For the longest time, however, I’ve been listening to friends tell me about their special credit cards. These friends buy everything on cards that allow them to collect air miles and then, boom, they’re off to Paris or wherever. Whenever I hear these stories I think, “I like free trips. Why don’t I have one of those cards?”
So when an application for one came in the mail a few weeks ago, I jumped at it. When the card arrived, it shone like the ring in Lord of the Rings. I was practically stroking it with adoring fingers and calling it, in Gollum’s whispery voice, “my precious.”
What this means though, is that now I have three credit cards. And this, according to experts, puts me in the danger zone.
“We really only recommend you have one or two, because they do get harder to manage,” says Tracy Watson, director of communications at Money Mentors, an Alberta-based non-profit organization dedicated to educating people about finance.
Getting into debt is easy. Trust me. And it can be really, really fun. Getting out? Not so much. But with a little bit of planning and by following a few simple tips, it’s easy enough to leave the red and get back in the black. Unfortunately, getting rid of credits cards — even ones that theoretically could you save you money in the long run — is usually step No. 1.
Scoff at me all you like for relying too much on my credit cards. Fine. But I’m not the only one who’s used that little piece of plastic to dig myself into the hole.
Household debt in Canada reached $1.41-trillion in December, 2009, according to a report released earlier this month by the Certified General Accountants Association of Canada. If that debt was spread across Canadians, each individual would be $41,740 in debt last year, which is 2.5 times more than in 1989.
And you shouldn’t need many guesses to figure out where all that debt is coming from. The share of consumer debt represented by personal lines of credit and credit cards issued by chartered banks jumped to 77.7 per cent last year, from 21.1 per cent in 1989, according to the report.
“You really should minimize the number of credit cards you have and possibly not have any in your wallet,” says Tony Ariganello, president and CEO of CGA-Canada.
Mr. Ariganello also recommends consolidating debt, which should get you a lower interest rate, and putting money away “religiously” on a weekly basis. Even just $20 a week is going to help significantly.
Ms. Watson has this fun tip for anyone with a credit card: Freeze it. “You put it in a glass of water and you put it in the freezer, because in a drawer you can get it out quickly.”
When you decide you must have something, wait until the ice has melted. By then you probably will have changed your mind.
“Credit is certainly not a bad thing, but it’s how you manage it,” Ms. Watson explains.
The first step in managing credit is knowing where you spend it, says Laurie Campbell, executive-director of Credit Canada, a Toronto-based organization that helps people deal with debt.
“People really need to recognize where their money is going.”
This doesn’t mean having to account for every nickel. It just means recognizing spending habits and adjusting them accordingly. For example, if you go out for dinner every week, perhaps you need to go to a restaurant every other week instead. Or, maybe you rent a movie rather than taking the whole family to the theatre.
“It’s a little bit here and a little bit there,” Ms. Campbell says. “It’s amazing what you can save.”
Then, it’s a matter of being strategic with those savings. Say you’ve got an extra $100 each month. The best thing to do is to look at what debt has the highest interest rate and keep putting that $100 on it until you’re in the clear, Ms. Watson says.
Or, if you’ve only got a relatively minor amount on one credit card, keep throwing the $100 on it. That way, you’ll get the satisfaction of paying it off.
Getting out of debt is like going on a diet. Tell yourself you’re only going to eat celery for a month and you’ll be gorging on cookies within two weeks, max. Or you’ll just revert to your ordinary eating habits.
But the fact is, credit isn’t a free ticket to the buffet. I know this because, in a weird mix of metaphors, I nearly used my new credit card to eat at an actual buffet.
Instead, I made dinner at home. And I’ve since put my other two cards in a drawer, where they’ll remain until they’re paid off. As for my precious, I’m resisting its power like Frodo.
But every time I open my wallet, the card shines its dangerous, seductive power at me. “You could be getting points right now,” it whispers in my ear. “Don’t you want a free vacation? Go buy, go buy, go buy.”
I might have to freeze it.
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The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding

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